UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Exhibit 99.1: U.S. Distribution Agreement, dated as of September 29, 2009, between Deutsche Bank AG and Deutsche Bank Securities Inc., relating to Debt Securities (Global Notes, Series A) (also incorporated as Exhibit 1.2(a) to Registration Statement No. 333-162195 of Deutsche Bank AG).

Exhibit 99.2: U.S. Distribution Agreement, dated as of September 29, 2009, between Deutsche Bank AG and Deutsche Bank Trust Company Americas, relating to Debt Securities (Global Notes, Series A) (also incorporated as Exhibit 1.2(b) to Registration Statement No. 333-162195 of Deutsche Bank AG).

Exhibit 99.3: U.S. Distribution Agreement, dated as of September 29, 2009, between Deutsche Bank AG and Deutsche Bank Securities Inc., relating to Warrants (also incorporated as Exhibit 1.3(a) to Registration Statement No. 333-162195 of Deutsche Bank AG).

Exhibit 99.4: U.S. Distribution Agreement, dated as of September 29, 2009, between Deutsche Bank AG and Deutsche Bank Trust Company Americas, relating to Warrants (also incorporated as Exhibit 1.3(b) to Registration Statement No. 333-162195 of Deutsche Bank AG).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: September 30, 2009	By:	/s/ Helmut Mannhardt
		Name:	Helmut Mannhardt
		Title:	Director

By:	/s/ Joseph J. Rice
	Name:	Joseph J. Rice
	Title:	Director